EXHIBIT 99.(a)(1)
-----------------


                          OFFER TO PURCHASE FOR CASH

                     WESTERN REAL ESTATE INVESTMENTS, LLC
                 IS OFFERING TO PURCHASE UP TO 40,000 UNITS OF
                        LIMITED PARTNERSHIP INTEREST IN
                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.,
                        A DELAWARE LIMITED PARTNERSHIP,
                           FOR $97 PER UNIT IN CASH

      We will purchase up to 40,000 (approximately 21.29%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person.

      You will not pay any fees or commissions if you tender your units.

      Our offer is not subject to any minimum number of units being tendered.

      We are not affiliated with your general partners. We are making this offer with a view towards making a profit.

      Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units.

      Our offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on March 15, 2001, unless we extend the deadline.

      SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

            .     We are making our offer to make a return on our
investment. Accordingly, in establishing our purchase price we were motivated to set the lowest price for your units that might be acceptable to you consistent with our objectives. Such objectives and may conflict with your interest in receiving the highest price for your units.

            .     Our purchase price of $97 is not based on any third party
appraisal or valuation. In addition, our purchase price was determined without any arm's-length negotiation between us and your partnership. No independent person has given an opinion on the fairness of our offer, and no representation is made by us or the general partners of your partnership on the fairness of our offer.

            .     If you tender your units you will be giving up future
potential from owning the units, including participating in the proposed settlement of a pending action brought against your general partners and two of their affiliates. The proposed settlement is subject to a number of conditions including execution of a definitive agreement and court approval. If the proposed settlement is approved in its current form, it is anticipated that limited partners would receive a payment of approximately $38.40 per unit.

            .     You may receive more value by retaining your units rather
than by selling your units to us.

            .     We and our affiliates currently own approximately 1.51%
of the outstanding units. The more units we acquire, the more we are able to influence limited partners' voting decisions of your partnership.

      To accept our offer, please execute the enclosed letter of transmittal and return it to MMS Escrow and Transfer Agency, Inc., which is acting as Information Agent and Depositary for our offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see "Procedures for Tendering Units"). QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL SHOULD BE DIRECTED TO US AT (800) 420-7065.



                               February 9, 2001




                               TABLE OF CONTENTS

                                                                         PAGE

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
     Offer Price May Not Represent Fair Market Value . . . . . . . . . .    1
     Estimated Liquidation Value May Not Properly Reflect
       Current Market Value. . . . . . . . . . . . . . . . . . . . . . .    1
     Loss of Future Benefits from Your Ownership of Units. . . . . . . .    2
     Possible Increase in Control of Your Partnership by Us. . . . . . .    2
     Alternatives to Selling Us Your Units . . . . . . . . . . . . . . .    2
     Conflicts of Interest . . . . . . . . . . . . . . . . . . . . . . .    2
     Sale of Your Units Will Be a Taxable Transaction. . . . . . . . . .    2
     Holding Units May Result in Greater Future Value. . . . . . . . . .    2
     Continuation of the Partnership . . . . . . . . . . . . . . . . . .    2

THE OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

     Section 1.    Terms of the Offer. . . . . . . . . . . . . . . . . .    3
     Section 2.    Proration; Acceptance for Payment and Payment
                   for Units . . . . . . . . . . . . . . . . . . . . . .    3
     Section 3.    Procedures for Tendering Units. . . . . . . . . . . .    3
     Section 4.    Withdrawal Rights . . . . . . . . . . . . . . . . . .    5
     Section 5.    Extension of Tender Period; Termination;
                   Amendment . . . . . . . . . . . . . . . . . . . . . .    6
     Section 6.    Certain Federal Income Tax Consequences . . . . . . .    6
     Section 7.    Effects of the Offer. . . . . . . . . . . . . . . . .    8
     Section 8.    Future Plans. . . . . . . . . . . . . . . . . . . . .    9
     Section 9.    Certain Information Concerning Your
                   Partnership . . . . . . . . . . . . . . . . . . . . .    9
     Section 10.   Conflicts of Interest and Transactions
                   with Affiliates . . . . . . . . . . . . . . . . . . .   12
     Section 11.   Certain Information Concerning Us . . . . . . . . . .   13
     Section 12.   Source of Funds . . . . . . . . . . . . . . . . . . .   13
     Section 13.   Background of the Offer . . . . . . . . . . . . . . .   14
     Section 14.   Conditions of the Offer . . . . . . . . . . . . . . .   14
     Section 15.   Certain Legal Matters . . . . . . . . . . . . . . . .   16
     Section 16.   Fees and Expenses . . . . . . . . . . . . . . . . . .   16
     Section 17.   Miscellaneous . . . . . . . . . . . . . . . . . . . .   17

     Schedule 1   Information With Respect to the
                   Partners of Farahi Investment Company . . . . . . . .   18

                                 INTRODUCTION

      We are offering to purchase up to 40,000 units, representing approximately 21.29% of the 187,919 outstanding units of limited partnership interest in your partnership, for the purchase price of $97 per unit, net to the seller in cash, without interest, less any distributions paid after the date hereof and prior to the expiration date. We are not affiliated with your general partners and our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

      Our offer will expire at 12:00 midnight, New York City time, on March 15, 2001, unless we have extended the period of time during which the offer is open. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions and mail or facsimile the letter of transmittal and any other required documents to the Depositary. See "THE OFFER" Section 3, Procedures for Tendering Units. You may withdraw your tender of units to us at any time prior to the expiration date of our offer.

      We, together with our affiliates, currently beneficially own 2,843 units representing approximately 1.51% of the outstanding units. None of the units owned by our affiliates will be tendered in the offer.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.


                                 RISK FACTORS

      Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:


OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

      There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price may not reflect the price that you could receive in the open market for your units which could be higher than our offer price. According to Partnership Spectrum, an independent industry publication, between January 1, 2000 and October 31, 2000, a limited number of units traded in the informal secondary market for units at prices ranging from a high of $77.50 per unit to a low of $60.04 per unit, with a weighted average price of approximately $73.19 per unit and without taking into account commissions and other transactional costs.


ESTIMATED LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE

      Affiliates of your general partners estimated that the liquidation value of your partnership as of December 31, 2000 was $135.09 per unit, which includes the estimated $38.40 per unit that you would receive if the proposed settlement of a pending litigation is consummated. This estimate may not reflect the current market value of your partnership's one remaining mortgage loan and you may receive more money in the settlement if the court does not approve the amount of fees and expenses for plaintiff's counsel that have been estimated by your partnership. We did not undertake an independent analysis of the liquidation value of the partnership.






LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS

      If you tender your units in response to our offer you will transfer to us all right, title and interest in and to all of the units we accept, including the right to participate in any future potential benefits represented by the ownership of the units. If you tender your units to us, you will not receive any amounts which may be paid as the result of the settlement of a pending lawsuit brought against your general partners and two of their affiliates. See "Section 9. Certain Information Concerning your Partnership - Litigation." Accordingly, you will not receive any future potential benefits from units you sell to us, such as future distributions by your partnership and the potential for appreciation in the value of the units you sell to us.


POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

      We, together with our affiliates, currently beneficially own approximately 1.51% of the outstanding units. The more units we acquire, the more we are able to influence limited partner voting decisions of your partnership, including decisions on the removal of your general partners, amendment of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership.


ALTERNATIVES TO SELLING US YOUR UNITS

      Your general partners originally anticipated making mortgage loan investments with terms of eight to twelve years and liquidating your partnership by December 31, 2002. Your partnership's one remaining mortgage loan matures in February 2003. Instead of selling us your units, you and other limited partners in your partnership could propose alternative actions such as liquidating your partnership.


CONFLICTS OF INTEREST

      We recently made an offer to acquire the partnership's remaining mortgage loan, however, such offer was refused by your general partners. We may make another offer to acquire the remaining mortgage loan.


SALE OF YOUR UNITS WILL BE A TAXABLE TRANSACTION

      A sale of units to us will be a taxable sale. We believe that most unitholders will realize a tax loss on a sale of units in our offer. Your after-tax benefit (or cost) from a sale will be based on a number of factors including your tax basis in the units sold, whether you sell all of your units and whether (assuming you sell at a loss) you have capital gains against which to offset your capital loss. We recommend that you consult with your tax advisor prior to tendering your units to determine your particular tax situation.


HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

      You might receive more value if you retain your units until your partnership is liquidated.


CONTINUATION OF THE PARTNERSHIP

      Your partnership will continue to be operated as it has in the past. Accordingly, there may be no way to liquidate your investment in the partnership in the future until the assets are sold and the partnership is liquidated.






                                   THE OFFER

      SECTION 1. TERMS OF THE OFFER. Upon the terms of the offer, we will accept and thereby purchase up to 40,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on March 15, 2001, unless we have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by us, expires. See Section 5 of this offer to purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate our offer.

      Our offer is subject to satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED. See
Section 14, which sets forth in full the conditions of the offer. We reserve the right, in our sole discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of such conditions have not been satisfied or waived, we may: (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners; (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered; (iii) extend the offer and, subject to the withdrawal rights of limited partners, cause the Depositary to retain the units that have been tendered during the period or periods for which the offer is extended; or (iv) amend the offer.

      SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 40,000 or less, we will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 40,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, we will accept for payment an aggregate of 40,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units.

      We will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the expiration date. In all cases, the payments for units purchased in our offer will be made only after timely receipt by our Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms hereof or by the letter of transmittal. See "Section 3. Procedures for Tendering Units."

      For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, validly tendered units under the offer when, as and if we give verbal or written notice to our Depositary of our acceptance of those units for payment pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for units tendered and accepted for payment pursuant to the offer will in all cases be made through our Depositary, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and by transmitting cash payments to tendering limited partners. Under no circumstances will interest be paid on the offer price by reason of any delay in making such payment.





      If any tendered units are not purchased for any reason, the letter of transmittal with respect to such units will be destroyed by us and we will return any certificates representing such units. If, for any reason, acceptance for payment of, or payment for, any units tendered in our offer is delayed or we are unable to accept for payment, purchase or pay for units tendered in our offer, then, without prejudice to our rights under
Section 14 of this offer to purchase, we may cause our Depositary to retain tendered units and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in Section 4 of this offer to purchase; subject, however, to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay limited partners the offer price for units tendered or return those units promptly after termination or withdrawal of the offer.


      SECTION 3.  PROCEDURES FOR TENDERING UNITS.

      VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal including certificates, if any, representing the units being tendered, must be received by our Depositary on or prior to the expiration date. If you do not provide us with the certificate(s) representing your units which you would like to tender to us, by signing the letter of transmittal you are certifying that the certificate(s) representing your units have been lost or misplaced and agreeing to indemnify us and your partnership in the manner provided for in the letter of transmittal. In order to comply with certain restrictions on transfer in the partnership agreement, a tender which would result in the tendering limited partner owning less than ten units, or four units in the case of a limited partner which is an IRA or Keogh Plan, will not be effective.

      SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit, then no notarization or signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of eligible institutions such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, no notarization or signature guarantee is required on the letter of transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST EITHER BE NOTARIZED OR GUARANTEED BY AN ELIGIBLE INSTITUTION.

      IN ORDER FOR YOU TO TAKE PART IN THE OFFER, YOUR UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE. The method of delivery of the letter of transmittal and all other required documents, including certificates representing the units being tendered, is at your option and risk of delivery will be deemed made only when actually received by our Depositary.

      BACKUP FEDERAL INCOME TAX WITHHOLDING. If you tender your units and you are not a corporation or foreign individual, you may be subject to 31% backup federal income tax withholding unless you provide us with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Substitute Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Substitute Form W-9, we will be required to withhold 31% (and if you fail to provide your TIN, an additional $50 or such other amount as may be imposed by law) from the purchase price payment made to you. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Matters."





      OTHER REQUIREMENTS. By executing the letter of transmittal, you are irrevocably appointing us and our designees, in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment and purchased by us. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given, and if given will not be effective. We and our designees will, as to those units, be empowered to exercise all of your voting and other rights as a limited partner as we in our sole discretion may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment for the units, we will be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled. In addition, by executing the letter of transmittal, you also assign to us all of your rights to receive distributions from the partnership with respect to units which we have accepted for payment and purchased pursuant to the offer. See "Section 6. Certain Federal Income Tax Matters."

      DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of units in our offer will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of, or payment for, that unit may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and our interpretation of the terms and conditions of the offer, including the letter of transmittal and the instructions thereto, will be final and binding. Neither us, our Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

      BINDING AGREEMENT. A tender of a unit under any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer and the related letter of transmittal.

      SECTION 4. WITHDRAWAL RIGHTS. You may withdraw tendered units at any time prior to the expiration date and after the 60th day following the date of this offer to purchase, if the units have not been previously accepted for payment.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by our Depositary at the address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

      If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, we may cause our Depositary to retain tendered units and such units may not be withdrawn except to the extent that a tendering limited partner is entitled to withdrawal rights as set forth in this Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.





      Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered by following any of the procedures described in
Section 3 at any time prior to the expiration date.

      SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. We expressly reserve the right, in our sole discretion, at any time and from time to time: (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit; (ii) upon the occurrence of any of the conditions specified in
Section 14 of this offer to purchase, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for; and (iii) to amend our offer in any respect, including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both. Notice of an amendment will promptly be disseminated to you in a manner reasonably designed to inform you of the change in compliance with Rule 14d-4(c) under the Exchange Act. An extension of the offer will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

      If we extend the offer, or if we delay payment for a unit, whether before or after its acceptance for payment, or are unable to pay for units pursuant to our offer for any reason, then, without prejudice to our rights under the offer, we may cause our Depositary to retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

      If we make a material change in the information concerning the offer or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and for investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

      SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS. The following summary is a general discussion of certain federal income tax considerations that should be relevant to you in connection with a sale of units in our offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of our offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units pursuant to our offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN OUR OFFER.




      You will recognize gain or loss on a sale of units in our offer equal to the difference between: (i) your "amount realized" on the sale; and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain and decreased by your share of your partnership's losses and distributions. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your partnership's liabilities that are allocable to the unit.

      You will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's partnership agreement concerning transfers of units. Such allocations and any cash distributed by your partnership to you or for your benefit will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in our offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income with respect to your units sold in our offer through the end of the calendar quarter in which the units are sold, but we will receive all future distributions made with respect to your units. See "Section 9. Certain Information Concerning Your Partnership."

      Based on the results of your partnership's operations through December 31, 1999, and without giving effect to your partnership's operations, transactions or distributions after that date, depending on your date of entry into your partnership, if you sell your units in our offer and you purchased your units in your partnership's original offering, you will realize a loss for federal income tax purposes. For purposes of the passive activity loss rules (discussed below), such loss may be 100% allocable to your partnership's remaining mortgage loan asset. Based on your partnership's treatment of its interest income from the mortgage loan as non-passive activity income, such loss generally could be deductible by you in the year of sale free of the passive activity loss limitation (but subject to any other applicable limitations) even if you are unable to sell all of your units in our offer.

      Your gain or loss on a sale of a unit in our offer generally will be treated as a capital gain or loss if you held the unit as a capital asset. Your capital gain or loss will be treated as long-term capital gain or loss assuming your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum federal income tax rate of 20%; however, their gain attributable to straight-line depreciation deductions is taxed at a federal income tax rate of 25%. The maximum federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against their ordinary income. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.





      Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer or closely held corporation, you generally cannot use your losses from your partnership's passive activities to offset your non-passive activity income. One hundred percent of your loss on a sale of your units in our offer may be allocable to your partnership's mortgage loan asset, and that 100% of such loss may be deductible by you in the year of sale free of the passive activity loss limitation (based on your partnership's treatment of its income from this asset as non-passive activity income). In any event, if you sell all your units in our offer, then your loss on the sale could be deducted by you in full in the year of sale (subject to any other applicable limitations).

      In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 110% if the preceding tax year is 2000, 112% if the preceding tax year is 2001 and 110% if the preceding tax year is 2002 or thereafter. Accordingly, if you are an individual and you elect to pay estimated taxes for 2001 equal to 110% of your tax liability for 2000, you would be able to defer payment of taxes associated with a sale of your units until April 2002, whereas if you elect to pay estimated taxes for 2001 equal to 90% of your estimated tax liability for 2001, you will have to make quarterly estimated tax payments on account of your tax liability on a sale of your units in 2001.

      If you are a tax-exempt investor, you generally should not realize unrelated business taxable income upon a sale of your units in our offer assuming you do not hold your units subject to acquisition indebtedness. However, if you are a tax-exempt investor described in section 501(c)(7),
(c)(9), (c)(17) or (c)(20) of the Code, you should consult your tax advisor concerning the application of "set aside" and reserve requirements to a sale of your units.

      In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units. You should consult with your own professional tax advisors concerning the state and local tax consequences of a sale of your units.

      Information Reporting, Backup Withholding. If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 31% with respect to the payment of the purchase price, you will have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.


      SECTION 7.  EFFECTS OF THE OFFER.

      LIMITATIONS ON RESALES. Under the partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes are not permitted. A termination may occur when 50% or more of the units are transferred in a 12 month period. Depending upon the number of units tendered in our offer, sales of units on the secondary market for the 12 month period following completion of our offer may be limited. The partnership will not process any requests for transfers of units during such 12 month period which the general partners of your partnership believe may cause a tax termination.

      EFFECT ON TRADING MARKET. There is no established public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict your ability to find purchasers for your units through secondary market transactions.





      INFLUENCE ON LIMITED PARTNER VOTING DECISIONS BY US AND OUR AFFILIATES. We will have the right to vote each unit that we purchase in the offer. Depending on the number of units that we purchase in the offer, we and our affiliates could be in a position to influence the outcome of voting decisions with respect to your partnership. Accordingly, we and our affiliates could: (i) prevent non-tendering limited partners from taking action they desire but that we and our affiliates oppose; and (ii) take action desired by us and our affiliates but opposed by non-tendering limited partners. Under the partnership agreement, limited partners holding a majority of the units are entitled to take action with respect to a variety of matters, including: removing your general partners; dissolving your partnership; selling all or substantially all of your partnership's assets; effecting material changes in the investment objectives and policies of your partnership; and causing most types of amendments to the partnership agreement. When voting on matters, we and our affiliates will vote units owned and acquired by us, in our interest.

      The units are registered under the Exchange Act, which means, among other things, that your partnership is required to furnish certain information to its limited partners and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, limited partners. Our purchase of units under the offer will not result in the units becoming eligible for deregistration under Section 12(g) of the Exchange Act.


      SECTION 8. FUTURE PLANS. We are seeking to acquire units primarily for investment purposes and with a view to making a profit. We recently made an offer to acquire the partnership's remaining mortgage loan, which offer was rejected by your general partners. We may make another offer to acquire your partnership's remaining mortgage loan, which sale would result in the liquidation of the partnership.

      We expect that consistent with its fiduciary obligations, the general partners of your partnership will review opportunities presented to them to engage in transactions which could benefit your partnership, including any offers we may make with respect to the remaining mortgage loan, with the objective of seeking to maximize returns to limited partners.


      SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP. Information included herein concerning your partnership is derived from your partnership's publicly-filed reports. Additional financial and other information concerning your partnership is contained in your partnership's annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The materials may also be reviewed through the Commission's Web site (http://www.sec.gov).

      Your partnership was organized on August 14, 1986 under the laws of the State of Delaware. Its principal executive offices are located at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. Its telephone number is (617) 234-3000. Your partnership was formed for the purpose of investing in "zero coupon" first and junior mortgage loans which were secured by real property. Your general partners originally anticipated making first and junior loans which would be satisfied within 8 to 12 years after funding.





      Until March 1999, your partnership owned a second mortgage loan secured by an office building in Boston, Massachusetts. In February 1999, the holder of the first mortgage loan on the property filed a motion for foreclosure and a foreclosure sale was scheduled to be held in March 1999. After your partnership unsuccessfully tried to secure financing to satisfy the first mortgage, your partnership sold its second mortgage loan to the holder of the first mortgage for gross proceeds of $1,000,000. Following such sale, the holder of the mortgages foreclosed on the loans and acquired the property. The holder of the mortgage loans also entered into an agreement with Charbird Enterprises LLC, an affiliate of your general partners, for the performance of services in connection with the marketing of the property. Charbird assigned to an affiliated entity, NorthStar Capital Investment Corp., its right to receive a substantial portion of amounts paid under the agreement and NorthStar agreed to indemnify Charbird for any liabilities under the agreement. When the property was sold in December 1999 Charbird received a fee of $14,050,884 under the agreement, $12,615,796 of which was paid to NorthStar. See "Litigation."

      YOUR PARTNERSHIP'S CURRENT INVESTMENTS. Your partnership currently holds a zero-coupon first mortgage loan secured by an approximately 233,000 square foot shopping center located in Reno, Nevada. The property consists of two main buildings and three anchor tenant buildings with surface parking for 1,184 automobiles. The loan had an original principal balance of $6,500,000, bears interest at a rate of 11.22% per annum, compounded monthly, and was originally scheduled to mature on February 28, 2001 at which time a balloon payment of $24,964,745, together with additional interest which may be owed as described immediately below, would have been due. At September 30, 2000, the contractual balance of principal and accrued interest on this loan was $23,831,501 and your partnership valued this loan on its financial statements at $15,979,355. Your partnership is entitled to additional interest equivalent to 23.9% of the appreciation in the value of the underlying property after payment of a specified return to the borrower. The maximum annual rate of interest, including the additional interest, cannot exceed 16% compounded annually. Your partnership stated in its Annual Report on Form 10-K for the year ended December 31, 1999 that it is unlikely that your partnership will realize any additional interest from the appreciation of the property. Further, the terms of the loan provide that your partnership can require the borrower to provide a current appraisal of the property. If an appraisal indicates the value of the loan and any indebtedness senior to the loan, taking into account principal plus accrued interest at a rate of 6.22% per annum, compounded monthly, exceeds 85% of the then current appraisal, the borrower must repay the indebtedness to a point where an 85% loan to value ratio is restored.

      During the first quarter of 1997, the borrower had written down the value of the property that secured your partnership's mortgage loan to $15,875,000 which the borrower believed was the estimated fair market value of the property. Your managing general partner performed its own evaluation and determined that this estimate was a fair representation of the property value at that time. As a result of this evaluation, your partnership stopped accruing interest on the mortgage loan. Since January 1, 1997, your partnership has valued the mortgage loan at $15,979,355 which represented the outstanding balance on the loan at December 31, 1996.

      In December 2000, your partnership and the borrower under your partnership's remaining loan agreed to modify the loan as follows:

      1.    to extend the term of the loan until February 28, 2003.

      2. the borrower placed in escrow a deed as well as documents necessary to convey the property, which documents will be released to your partnership on the earlier (A) March 1, 2003, (B) at such time as a third-party purchaser is identified to acquire the property or (C) at any time after March 1, 2002 if your partnership deems it necessary to protect its economic interest.





      3. the borrower will pay to your partnership to be applied towards the loan all cash flow generated from the property in excess of $100,000 per year.

      4. the borrower will have an appraisal prepared on the property to determine if an excess payment as described above is due and, if such a payment is due, to make such payment.

      5. the borrower has the right to prepay the loan after the initial maturity date (February 28, 2001) by paying to your partnership the sum of the then unpaid principal balance of the loan together with accrued interest and other charges due under the loan and 66% of the value of the property in excess of such amount.

      The borrower has also advised your partnership that it believes that the value of its property has increased since the beginning of 1997. The actual valuation of the property will depend upon the results of the appraisal. Depending on the results of the appraisal, the value of your partnership's mortgage loan may exceed the value at which the mortgage loan is currently carried on your partnership's financial statements.

      LITIGATION. On or about May 19, 2000, Dr. Warren Heller, a limited partner, commenced a putative class action and derivative lawsuit in the Delaware Court of Chancery against, among others, your partnership, as a nominal defendant, your general partners and two affiliates of your general partners seeking, among other things, monetary damages resulting from purported breaches of fiduciary duties and breaches of your partnership's partnership agreement in connection with the March 1999 sale of one of your partnership's mortgage loans and the marketing of the property which had been secured by that loan. In addition, the action alleges breaches of fiduciary duty in connection with the purported failure of your partnership to distribute cash and the purported failure of your general partners to enforce the provisions of your partnership's remaining mortgage loan.

      Your partnership has disclosed that the defendants have preliminarily agreed to enter into a memorandum of understanding settling the lawsuit. As currently contemplated, the memorandum: (i) provides for an $8,000,000 payment by the defendants to your partnership; and (ii) requires your partnership to make a special distribution to partners of the $8,000,000 payment, less fees and expenses awarded by the court to plaintiff's counsel, together with $1,000,000 of your partnership's cash reserves. The memorandum of understanding is subject to various conditions including execution of a definitive agreement, completion of discovery and court approval of the settlement following notice to all limited partners. You therefore cannot be assured that the settlement will be consummated on the terms currently contemplated or that a settlement will be consummated at all.

      If the settlement is approved on the terms currently contemplated, a distribution will be made to limited partners of approximately $38.40 per unit, $33.21 of which would represent net proceeds attributable to payments to your partnership to settle the action and $5.19 of which would represent the distribution of cash reserves. In estimating the distribution, your general partners assumed that the court would approve $1,600,000 for fees and expenses of plaintiff's counsel. The amount distributed by your partnership would increase if the court approved a lesser amount.

      SELECTED FINANCIAL DATA. The following is a summary of certain financial data for your partnership for the periods indicated. The summary financial information for your partnership for the years ended 1999, 1998 and 1997 is based on audited financial statements and the information for your partnership for the nine months ended September 30, 2000 and 1999 is unaudited.





                            SELECTED FINANCIAL DATA


                           FISCAL YEAR ENDED              NINE MONTHS ENDED
                              DECEMBER 31,                  SEPTEMBER 30,
                  ---------------------------------     --------------------
                    1999        1998         1997        2000         1999
                  --------    --------     --------    --------     --------


Short-Term
 Investment
 Interest         $173,731    $145,513     $145,249    $184,889     $122,473
Other Income        82,320      23,375       19,815       --          75,380
Total Revenues     256,051     168,888      165,064     184,889      197,853
(Recovery of)
 Loan Losses,
 Net               (99,156)   (400,000)       --          --
Total Expenses      (8,503)   (312,427)      92,382     131,562       70,611
Net Income         264,554     481,315       72,682      53,327      127,242
Net Income
 Per Unit             1.37        2.50          .38         .28          .66


                          As of December 31,            As of September 30,
                 ----------------------------------   ----------------------
                   1999        1998         1997        2000         1999
                ----------  ----------   ----------  ----------   ----------
Balance Sheet Data:

 Total Assets  $20,288,723 $20,019,207  $19,537,040 $20,276,331  $20,288,723
 Total Lia-
  bilities          99,954      94,992       94,140      34,235       99,954
 Partners
  Equity -
  (187,919
  units out-
  standing)     20,188,769  19,924,215   19,442,900  19,736,069   19,684,075

Statements of Cash Flow Data:

 Cash and
  Cash
  Equivalents  $ 4,276,843 $ 2,992,413  $ 2,908,425 $ 4,296,976  $ 4,152,430
 Net Cash
  provided
  by Operating
  Activities       148,596      83,988       35,341      20,133      123,339


      SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. We have certain conflicts of interest with respect to the offer as set forth below.

      VOTING BY US AND OUR AFFILIATES. As a result of the offer, we and our affiliates may be in a position to influence the outcome of partnership decisions on which limited partners may vote. This means that: (i) non-tendering limited partners could be prevented from taking action they desire but that we and our affiliates oppose; and (ii) we and our affiliates may be able to take action desired by us and our affiliates but opposed by non-tendering limited partners. See "Section 7. Effects of the Offer."






      SECTION 11. CERTAIN INFORMATION CONCERNING US. We are Western Real Estate Investments, LLC, a Delaware limited liability company. We are wholly owned by Farahi Investment Company, a Nevada general partnership whose partners are John Farahi, Bob Farahi and Ben Farahi. Our principal executive office is located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

      The names, positions and business addresses of the partners of Farahi Investment Company, as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Schedule 1 attached hereto and are incorporated herein by reference.

      Except as otherwise set forth herein, (i) neither we, nor Farahi Investment Company (collectively, the "Farahi Entities") to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate of the foregoing beneficially owns or has a right to acquire any units, (ii) neither we, any Farahi Entity, to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate thereof or director, executive officer or subsidiary of us or the Farahi Entities has effected any transaction in the units within the past 60 days, except as follows: in a series of transactions that occurred between January 10, 2001 and January 30, 2001, the Farahi Entities have paid for 310 units, with a price per unit ranging from $77.00 to $102.10. The Farahi Entities purchased such units through intermediaries (e.g. through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units). As of the date hereof, the Farahi Entities have not received formal notice of acceptance by your general partners in connection with the attempted purchase of these units. Thus, even though the Farahi Entities paid for the units, they will not be deemed the owners of such units until such proposed purchases are approved by your general partners. In addition to the foregoing, the Farahi Entities paid for 123 units on November 7, 2000 for $77.56 per unit. As of the date hereof, the Farahi Entities have not received formal notice of acceptance by your general partners in connection with this proposed purchase, (iii) neither we, any Farahi Entity, to the best of our knowledge, any of the persons listed on Schedule 1, nor any director or executive officer of us or the Farahi Entities, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between us, any Farahi Entity, or, to the best of our knowledge, the persons listed on
Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between us, any Farahi Entity, or, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, other than the rejected offer to acquire the Partnership's remaining mortgage loan, described earlier.


      SECTION 12. SOURCE OF FUNDS. We expect that approximately $3,880,000, exclusive of fees and expenses, will be required to purchase all of the 40,000 units we are seeking in this offer. We plan to obtain the funds necessary to consummate the offer, including fees and expenses, from capital contributions directly or indirectly from Farahi Investment Company, which has a net worth substantially greater than the amount required to purchase the units. See "Section 11. Certain Information Concerning Us."






      SECTION 13.  BACKGROUND OF THE OFFER.

      Our offer provides us an opportunity to purchase units while providing other limited partners with an opportunity to liquidate their current investment. We are very familiar with the partnership's remaining mortgage loan and are affiliated with a business located next to the property securing the partnership's remaining mortgage loan.

      On January 17, 2001, Bighorn Associates LLC, an affiliate of your general partners, commenced a tender offer pursuant to which it proposes to acquire 57,000 units (representing approximately 30.33% of the number outstanding) at a cash purchase price of $90.00 per unit. There may be other tender offers currently being made by unaffiliated third parties to acquire units in exchange for cash, however, we are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. We determined our offer price by reviewing the analysis in the tender offer documents prepared by Bighorn Associates LLC, the affiliate of your general partners, as well as the partnership's other public filings. We believe that the methodology used by this affiliate of your general partners, in the competing tender offer, appears somewhat aggressive, however, since public information on the recent negotiations with respect to the partnership's remaining mortgage loan is limited, we decided to offer a higher price. Hence, we valued the units at $97.00 each, $7.00 more per unit than offered by the affiliate of the general partners.

      The purchase price represents the price at which we are willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by us as to the fairness of our offer. We did not, nor did the general partners of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's mortgage loan. You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of our offer before deciding whether to tender your units.

      Secondary market sales activity for the units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available to a limited partner to liquidate an investment in units because the units are not listed or traded on any exchange or quoted on any NASDAQ list or system. According to Partnership Spectrum, an independent third party industry publication, between December 1, 1999 and September 30, 2000, there were 104 reported trades in the secondary market (for a total of 6,439 units) which were made at between a high of $77.50 per unit and a low of $60.04 per unit, with a weighted average price of approximately $74.50 per unit. These prices do not take into account commissions and other transactional costs which sellers of units may be required to pay (which typically range between 8% and 10% of the reported selling price).


      SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of our offer, we shall not be required to accept for payment or to pay for any units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by our offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of our offer, we shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend our offer as to such units if, at any time on or after the date of our offer and before the acceptance of such units for payment or the payment therefore, any of the following conditions exists:





      (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of our offer or the acceptance for payment of or payment for any units by us; (ii) imposes or confirms limitations on our ability to effectively exercise full rights of ownership of any units, including, without limitation, the right to vote any units acquired by us in our offer or otherwise on all matters properly presented to your partnership's limited partners; (iii) requires divestiture by us of any units; (iv) causes any material diminution of the benefits to be derived by us as a result of the transactions contemplated by our offer; or (v) might materially adversely affect our or your partnership's business, properties, assets, liabilities, financial condition, operations, results of operations or prospects;

      (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to our offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

      (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of your partnership, which, in our reasonable judgment, is or may be materially adverse to your partnership, or we shall have become aware of any fact that, in our reasonable judgment, does or may have a material adverse effect on the value of the units;

      (d) there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any units in our offer, or otherwise directly or indirectly relating to our offer, or otherwise, in our reasonable judgment, adversely affecting us or your partnership;

      (e) your partnership shall have: (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities; (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding units;
(iii) refinanced any of your partnership's properties, other than in the ordinary course of your partnership's business and consistent with the past practice; (iv) declared or paid any distribution, other than in cash and consistent with past practice, on any of its partnership interests; or (v) your partnership or the general partners of your partnership shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice; or

      (f) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;
(ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof; or (vi) in the case of any of the foregoing existing at the time of the commencement of our offer, a material acceleration or worsening thereof.




      Notwithstanding anything to the contrary set forth above, the above conditions must be satisfied or waived prior to the expiration date of our offer and we will exercise a standard of reasonableness in determining whether the conditions have been satisfied.


      SECTION 15.  CERTAIN LEGAL MATTERS.

      GENERAL. Except as set forth in this Section 15, we are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by us in our offer. Should any such approval or other action be required, it is our present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in our offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate our offer without purchasing units hereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

      ANTITRUST. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

      MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly such regulations are not applicable to our offer.

      STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although we have not attempted to comply with any state anti-takeover statutes in connection with our offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to our offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to our offer, we might be unable to accept for payment or purchase units tendered in our offer or be delayed in continuing or consummating our offer. In such case, we may not be obligated to accept for purchase or pay for any units tendered.


      SECTION 16. FEES AND EXPENSES. Except as set forth in this
Section 16, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. We have retained MMS Escrow and Transfer Agency, Inc. to act as Information Agent/Depositary in connection with our offer. We will pay MMS Escrow and Transfer Agency, Inc. reasonable and customary compensation for its respective services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will also pay all costs and expenses of printing and mailing our offer and its legal fees and expenses. You will not be required to pay any fees or commissions to us in connection with a tender. However, you will be responsible for the payment of any fees charged by your broker for assisting you in tendering your units or any fee charged by a custodian or other trustee of an Individual Retirement Account or profit sharing plan that is the record owner of your units. Although we do not know the fees charged by these brokers and trustees, we believe that such fees are typically $24 to $50 per transaction.





      SECTION 17. MISCELLANEOUS. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of our offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, our offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of units residing in such jurisdiction.

      No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

      We have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies maybe obtained at the same places and in the same manner as set forth in
Section 9 hereof, except that they will not be available at the regional offices of the Commission.




                               WESTERN REAL ESTATE INVESTMENTS, LLC


February 9, 2001




                                  SCHEDULE 1

    INFORMATION WITH RESPECT TO THE PARTNERS OF FARAHI INVESTMENT COMPANY.

      Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each partner of Farahi Investment Company. Each person listed below is a citizen of the United States.


       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL OCCUPATION,
            POSITION, OFFICE OR EMPLOYMENT FOR THE PAST FIVE YEARS

      John Farahi, 53, has been Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Monarch Casino & Resort, Inc. ("Monarch"), which through its wholly owned subsidiary Golden Road Motor Inn ("Golden Road") operates the Atlantis Casino Resort in Reno, Nevada since its inception in 1993, and has held the same positions with Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was President, Director and General Manager of Golden Road. Mr. Farahi is a partner in Farahi Investment Company, which is engaged in real estate investment and development in the Reno area. Mr. Farahi holds a political science degree from the California State University, Hayward.

      Bob Farahi, 49, has been Co-Chairman of the Board and President of Monarch since its inception, and of Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was Vice President and a director of Golden Road. Mr. Farahi is a partner in Farahi Investment Company. Mr. Farahi holds a biochemistry degree from the University of California at Berkeley.

      Ben Farahi, 47, has been Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch since its inception, and of Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was Secretary, Treasurer and a Director of Golden Road in charge of financial planning and construction. Mr. Farahi is a partner in Farahi Investment Company. Mr. Farahi holds a mechanical engineering degree from the University of California at Berkeley and a M.B.A. degree in accounting from the California State University, Hayward.

      The address for each partner of Farahi Investment Company is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.





      The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

      VIA U.S. MAIL                  MMS Escrow and Transfer Agency, Inc.
                                     P.O. Box 7090
                                     Troy, MI 48007-7090
                                     Attn:   RAM 2

      VIA HAND AND                   MMS Escrow and Transfer Agency, Inc.
      OVERNIGHT COURIER              1845 Maxwell Street
                                     Suite 101
                                     Troy, MI 48084
                                     Attn:  RAM 2

      FOR INFORMATION CALL           (800) 420-7065

      IF YOU HAVE ANY QUESTIONS OR IF YOU NEED ASSISTANCE IN COMPLETION OF THE LETTER OF TRANSMITTAL, YOU MAY CONTACT US BY CALLING: (800) 420-7065